Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400

June 9, 2008

Securities and Exchange Commission
Washington, DC 20548
Attention:  Jennifer R. Hardy, Esq.
Legal Branch Chief

Re:	Fuda Faucet Works, Inc.
Registration Statement on Form S-1, Amendment No. 2
Filed on: May 27, 2008
File No. 333-148254

Form 10-KSB Amendment No.1
Filed on: May 29, 2008
File No. 000-09878

Ladies and Gentlemen:

Fuda Faucet Works, Inc. (the “Company”), is filing amendment No. 3 to the captioned registration statement on Form S-1 in response to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 5, 2008. The Company has responded to the comments raised by the staff as follows:

General

1.	Please include a currently signed consent from your independent registered public accounting firm in your next amendment.

We have included a currently dated and signed consent from our independent auditors.

Selling Stockholders, page 12

December 2007 Financing, page 13

2.
We note that disclosure describing the warrant terms, similar to the one found in clause (iii) on page F-39 of the financial statements, has been deleted from page 14. Please explain the reasons for doing so.

The description of the warrants has been revised to include the language under “Warrants” in Note 13 of Notes to Consolidated Financial Statements.

3.
We note that you have included new disclosure in the fourth bullet point on page 15. It is not clear whether failure to comply with the restrictive covenant alone would trigger payment of liquidated damages. Please revise the second half of your disclosure to clarify the circumstances which give rise to these payments.

We added language in the fourth bullet point to state that as a result of these covenants we may be required to pay liquidated damages if either (i) we are no longer traded on the OTC Bulletin Board unless we are trading on the Nasdaq Stock Market or the American or New York Stock Exchange, or (ii) if, by May 3, 2009, we have not applied for the listing of our common stock on the Nasdaq Stock Market or the American or New York Stock Exchange.

Securities and Exchange Commission
June 9, 2008

Directors, Executive Officers, Promoters and Control Persons, page 34

4.	Please disclose which Fuda affiliated entity Mr. AlJibrin joined in 2006 and in what capacity.

We have revised the language to disclose that Mr. AlJibrin joined Fuda Yiyang as sales general manager.

Certain Relationships and Related Transactions, page 37

5.
We note your revised disclosure in Note 11(1) of the financial statements on page F-16. Please include a similar updated disclosure in this section of the prospectus. Please also provide information regarding your bank loans from related parties disclosed in the risk factors.

We have updated the information to include information for the three month information for loans from Ms. Wu. There are no bank loans from related parties. We revised the risk factors to make it clear that the loans from related parties are separate from the bank loans.

Interim Financial Statements — March 31, 2008

1. Organization and Basis of Presentation, page F-5

6.
Please revise to disclose your accounting policy for earnings per common share. Please also include a reconciliation of the numerators and denominators of the basic and diluted per-share computations as required by paragraph 40 of SFAS 128. The reconciliation should include the individual income and share amount effects of all securities that affect earnings per share, including but not limited to your convertible preferred stock and warrants. To the extent applicable, please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented.

We have added an “Earnings per Share” category under Basis of Presentation in Note 1, and we have added a new note, Note 14, to discuss the computation of basic and diluted earnings per share and to set forth the warrants that were antidilutive and thus were not included in computing diluted income per share.

14. Concentration of Suppliers and Customers, page F- 19

7.
Your footnote indicates that during the three months ended March 31, 2008, two customers accounted for 49.5% and 44.6% of your net sales. However, your disclosure on page 32 only indicates the name of one customer to which you had net sales of 10% or more during the three months ended March 31, 2008. Please revise your financial statement footnote or your disclosure on page 32 as necessary for consistency.

We have added the other customer accounted for 44.6% of revenue for the three months ended March 31,2008 on page 32.

Securities and Exchange Commission
June 9, 2008

Form 10-KSB/A For The Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

8.	Your certifications included in your filing were dated March 31, 2008. Please amend your Form l0-KSB/A filed on May 29, 2008 to include currently dated certifications.

The Form 10-KSB/A will be amended to include currently dated certifications.

The Company is looking for an effective date on or about June 14, 2008. We would appreciate any expeditious treatment you could give this filing.

Very truly yours,

/s/ Wu Yiting
Wu Yiting, Chief Executive Officer